Exhibit 99.6
Evening Earnings Call

INFOSYS LIMITED
EVENING EARNINGS CALL
January 11, 2013

CORPORATE PARTICIPANTS

S. D. Shibulal
Co-Founder Chief Executive Officer and Managing Director

Rajiv Bansal
Chief Financial Officer

B. G. Srinivas
Member of the Board, Head-Europe and Global Head-Financial Services & Insurance

Swaminathan
Infosys BPO - Chief Executive Officer and Managing Director

INVESTORS

Joseph Foresi
Janney Montgomery Scott

Moshe Katri
Cowen & Co.

Anantha Narayan
Credit Suisse

David Grossman
Stifel Nicolaus

Jesse Hulsing
Pacific Crest

David Koning
Baird

Rod Bourgeois
Bernstein

Mayank Tandon
Needham

Moderator

Ladies and gentlemen, good day and welcome to the Infosys Earnings Conference Call. As a reminder, all participants’ lines will be in the listen-only mode. There will be an opportunity for you to ask questions at the end of today’s presentation. If you should need assistance during this conference call, please signal an operator by pressing ‘*’ and then ‘0’ on your touchtone telephone. Please note that this conference is being recorded. I would now like to hand the conference over to Sandeep Mahindroo of Infosys. Thank you And over to you, sir.

Sandeep Mahindroo

Thanks Marina. Hello, everyone. I am Sandeep from the Investor Relations team in New York. Happy New Year to all and a very warm welcome to discuss Infosys financial results for the quarter ended December 31, 2012. Joining us today on this earnings call is CEO and M.D. – S. D. Shibulal; CFO – Rajiv Bansal along with other members of the senior management team. We will start the proceedings with some remarks on the performance of the company for the recently concluded quarter, followed by outlook for the year ending March 31, 2013. Subsequently, we will open up the call for questions.

Before I pass it onto the management team, I would like to remind you that anything that we say which refers to our outlook for the future is a forward-looking statement which must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is available in our filings with the SEC which can be found on www.sec.gov. I would now like to pass it on to S. D. Shibulal.

S. D. Shibulal

Good morning, everyone. My best wishes for a great 2013.

We have performed well in Q3. In dollar terms, our revenues grew sequentially by 6.3% including the Lodestone acquisition that was completed this quarter. Excluding the acquisition, our revenues grew by 4.2%. Our EPS for the quarter was $0.76 as against $0.75 last quarter. Our growth was broad-based. We added 53 new clients in Q3 (excluding Lodestone). We won 8 large deals amounting to $730 mn - 4 of those were in U.S., 3 in Europe, 1 in India. They include new client engagements as well as renewals and expansions of existing programs. Our win rates in the large deal segment accelerated in Q3 as clients leveraged our strong solutions and differentiated offerings in the Business and IT operations space. Consulting and Systems Integration has done well this quarter. It grew by 15% sequentially in Q3, 8% sequential without including Lodestone. In the Products, Platforms and Solutions business, our contract value increased from $485 mn at the end of Q2 to $603 mn at the end of Q3. We have launched a total of 20 Products and Platforms over the last year and a half and sold them to over 70 unique clients so far. In Q3 itself, we have 14 new wins and on-boarded 8 new clients.

We are seeing stability in pricing. There continues to be quarterly movements due to change in business mix.

Our growth came in spite of adverse impact of Super Storm Sandy on billable days, longer than normal furloughs in December and client specific ramp-downs. We worked very closely with our clients and their business priorities through December to mitigate the impact of these events.

During the quarter, we completed the acquisition of Lodestone aimed at increasing the momentum of our consulting service as well as strengthening our presence in Continental Europe. It contributed approximately $39 mn in Q3 revenues for November and December. Even though we are in the early stages of integration, it is on track and progressing well. We have already secured our first win pitching under the single umbrella of Infosys and Lodestone.

While we have done well in Q3, the overhang of uncertainty continues in the broader economic environment. U.S. is working itself out of its fiscal cliff and debt ceiling issues. European nations are continuing to battle their sovereign debt. Emerging markets are witnessing a slowdown of growth. In my conversation with global clients, it is clear that they believe that while the worst is over, some of these events can impact their business prospects in a manner difficult to predict. Their ability in gauging the full impact of these events on their business is affecting their confidence in taking spending decisions even though they have huge amounts of cash reserves. This has resulted in longer conversion of program wins into actual revenues.

Early signs indicate flat to declining IT spends in the next year’s budget. We expect a better indication of this by the end of Jan or mid of Feb.

The fundamentals of our business have remained intact. We believe that technology has surely taken center stage in the business of our clients, especially in difficult times like this. Today technology is at the heart of many of their business decisions whether in rationalizing their cost structure, increasing productivity, standardizing and simplifying processes, expanding into new markets or in launching new sales channels and most importantly, remaining competitive. We continue to believe that our full suite of solution and service capabilities across transformation, operation and innovation will hold us in good stead in the long-term. This is true even as we continue to navigate short-term challenges due to the uncertainty in the marketplace.

Now let me give you some color on the industry verticals.

In Financial Services, our clients expect their business prospects to be muted at least for the next 1-2 years. This can lead to strong focus on cutting costs, through layoffs, elimination of less profitable business, monetizing assets and vendor consolidation in IT and operations. The shrinkage being witnessed at the industry level is manifesting itself in declining 2013 budget for most of our large clients. Meanwhile we expect some areas such as client-centric applications, risk management and governance to continue to see robust spending and we are focusing on capitalizing on such opportunities.

Retail and CPG is seeing investments towards digitization, efficiency enhancement, SAP rollouts, trade promotions and Big Data. There is also increased focus on vendor consolidation and move to a managed services model. We had good wins across the entire roster in Q3 - managed services deals, platform deals, transformational deals and proactive solutions. We see good market traction with our platforms like BrandEdge, ComplianceEdge and ProcureEdge in this vertical.

Coming to Manufacturing, clients are focusing on long-term savings as well as increasing the effectiveness of their operations through data mining, analytics and business intelligence. We expect short-term growth to come from Americas as the US manufacturing sector has seen a resurgence driven by higher automation, falling energy prices and rising labor cost elsewhere. Clients in Europe are discussing transformational engagements through the financial troubles in the region while being cautious of decision-making. In APAC, we are seeing interest in platforms and solutions with lower capex. Within the manufacturing vertical in Q3, we had multiple wins across the gamut of transformation, operation and innovation.

In the Energy & Utilities and Communication Services space, we have initiated new programs and ramped up engagement with clients that were added in recent quarters. At an industry level, we are seeing spend being driven by ERP-led transformation, technology and infrastructure modernization, adaption of cloud technologies in enterprise. We are focusing on increasing our wireless, media and entertainment and cable business as the traditional wireline segment continues to see challenges.

Our Finacle business grew by app 9% in Q3. Our BPO business grew by 13.6% sequentially in Q3. As you are aware, Finacle is a product business and is representative of the non-effort based model that we are focusing on as part of our Infosys 3.0strategy.

This quarter, we added 8,400 new employees. We have strengthened our engagement with employees, instituted offshore and onsite wage increases and are looking at promoting 6,000 to 9,000 employees in Q4.

Looking ahead, we are gaining confidence due to a strong pipeline of large deals, especially in application development, maintenance and infrastructure management. Clients are embarking on restructuring their IT and operations spend. The Continental Europe region also presents a strong pipeline of large deals as they move towards the managed services model.

We believe that our strong brands coupled with our execution engine enable us to remain competitive and capitalize on any growth opportunities. We continue to remain focused on delivering strong results even in uncertain and challenging environments keeping in mind the interest of all our stakeholders. Before I hand it over to Rajiv for details on the financial performance, I would like to thank you all for your support. I have met many of you through the course of the year. We are encouraged with the positive feedback we are receiving in response to the execution of our strategies. Thank you.

Rajiv Bansal

Good morning, everyone. Let me quickly take you through the highlights of the financial performance. Q3 has been good for us. Our revenues in US dollar terms grew by 6.3% including Lodestone and 4.2% without Lodestone sequentially. Our operating margin during the quarter was 25.7% including Lodestone and at 26.1% excluding Lodestone. We have done well this quarter despite the negative environmental headwinds which we faced during the early part of the quarter. We are also able to maintain our operating margin despite the wage increases that was rolled out for offshore in Q3. Our pricing has gone up by 1.8% during the quarter primarily because of change in business mix. CSI - Consulting and Systems Integration as a percentage of revenue increased from 30% to 31.2% (excluding Lodestone) in Q3. We see pricing to be stable as we go along. Volumes have increased by 1.5% during the quarter. Our integration with Lodestone is going well. As mentioned earlier, we expect this acquisition to be EPS-accretive over the next 18 months. We will have an additional quarterly charge of approximately $8 mn on account of deferred compensation and amortization of intangible assets.

As we mentioned earlier, we plan to institute the onsite wage increase of 2%-3% in Q4. This will impact our operating margin by approximately 1% in Q4. In terms of exchange rate, the average rupee has appreciated by 0.5% over Q2. We have assumed 54.50 rate for Q4 purposes. On hedging front, we have hedges of $1.1 bn as on date.

We continue to generate strong cash from operations. You will be happy to note that our operating cash flows is at 111% of net income. Our DSO is at 62 days as against DSO of 65 days last quarter in spite of it being a challenging quarter.

Though Q3 has been exceptionally good quarter, challenges remain in terms of timely deal closures and ramp ups. We usually have visibility of 95%-96% at the beginning of the quarter. Q4 is traditionally a soft quarter for us. We need a sequential growth of 2.8% to achieve our earlier guidance of 5%. Our revised guidance including Lodestone now stands at 6.5%. Our EPS guidance remains unchanged at $2.97. Though there are challenges, we remain cautiously optimistic about meeting our guidance.

With that I would like to open it for questions.

Moderator

Thank you. Ladies and gentlemen, we will now begin the question-and-answer session. The first question is from Joseph Foresi from Janney Montgomery Scott. Please go ahead.

Joseph Foresi

My first question here is that intra-quarter it sounded like the commentary was cautious on the quarter in general coming from management. I wonder if you could talk about the progression of revenue through the quarter. Did it improve post-Sandy? And what was the cause for change in tone versus the execution?

S. D. Shibulal

If you look at it when we actually entered the quarter, for the rest of the year to achieve our 5% guidance, we have to do 2 quarters of 3.7% growth, in Q3 as well as in Q4. Q4 is a softer quarter for us which means in Q3 we had to do even more than 3.7%. Now once we entered the quarter, 2 phenomenas happened. Number one, we started seeing sudden furloughs which were not planned before. We also saw furloughs being extended beyond our original plan which means that we will lose revenue as well as billing days because of furlough. Number two, the Sandy impacted and many of our people were not in the office for a week or even 2 weeks. Both posed serious challenges in a quarter in which we have to do 3.7% or more. So those challenges were articulated. What happened was 2-3 things. #1, we have very strong relations with our clients and we were able to work very closely with our clients to mitigate a lot of the additional gap which would have emerged because of unplanned furloughs and Sandy. We were able to mitigate most of those. #2, when we entered the quarter, we had not factored in any realization increase. If you look at this quarter, the realization increase of 1.8% has shown up because of the portfolio shift. This is not something which can be predicted on a weekly basis. That actually comes towards the end because we are running about 10,000 programs and each one of them is behaving in a slightly different manner. Finacle and BPO grew substantially well this quarter. So the challenges that we articulated were definitely there. They were based on extended as well as the number of furloughs being higher than what we had planned and impact of the Sandy on losing billing days. We were fortunate enough to mitigate most of that through our relationships and ramp-ups and then the pricing favored us by 1.8% growth because of the portfolio shift.

Rajiv wants to add to this.

Rajiv Bansal

We had services growth of 3.7% in Q2. We had a volume increase of 3.8% in Q2 and this quarter our volume has been about 1.5% and the services growth has been about 3.3%. So a lot of growth this quarter has come from Finacle which is a product business which is choppy, which depends on the license sale and the deal closures. BPO has gone up by about 14%. What surprised was in terms of the business mix change and the realization increase that we got of about 1.8% during the quarter. Also, when we actually spoke about the challenges, we also said that there are 4 months in the year left for us to mitigate some of the stuff that we are seeing. We had spoken to all of you on 12th of October and when we spoke to you again after some 40 days, the environment had turned bad. There were more challenges that we had seen at that point of time but at that time also we were talking about having 4 more months in the year left for us to be able to meet the guidance and that we are going to go all out and try to meet our numbers.

Joseph Foresi

Maybe you could just talk about pricing. I know you addressed it in your earlier call, but is this pricing increase sustainable? In other words, do you think that the mix shift could continue to favor you through the back half of the year and is it fair to say that the pricing increase is not being driven by any kind of macro terms? In other words, demand is increasing or picking up so that is driving the pricing.

Rajiv Bansal

No, I think you should not read too much into the pricing increase because these are quarterly phenomenas depending on the business mix change, depending on the deal closures and ramp ups which happen across 10,000 programs as Shibu was mentioning. Business mix changes over a period of time. If you see a business mix shift over multiple quarters, then it could signify a pricing change. But I think other than that on a quarterly basis, you should not read too much into it. We expect pricing to be stable, with the quarterly movement up and down depending on the business mix changes.

Joseph Foresi

Last question from me. We have had a string of quarters where things have been more difficult. Do you feel like you have got the proper business momentum underneath your feet after this quarter? How do you think about the margin profile? I know you have kind of kept it at the level it is. Should we expect that to continue into 2013 and what could be the changes there?

Rajiv Bansal

The business environment continues to be challenging. The clients are still not very confident about spending and making longer-term investments into the IT. I think a lot of it would depend on how the economic environment in the country is, how the consumer confidence index is and how much confidence it gives to the corporates to invest money. The environment remains challenging. Though the RFP activities have picked up, the deal volumes have picked up, but the deal closure times are still very long and the decision-making cycles are actually much longer and require multiple levels for approval. That continues and that is the reason why it is very difficult to forecast and predict numbers on an accurate basis at a very short period of a quarter.

Coming on the margin, we have been able to maintain margins in this quarter in spite of the wage increase that we gave at offshore. We are giving wage increases for our overseas folks and that is likely to impact our margins by about 1% next quarter. If I look at moving into the next year, our utilization is still at about 71%. We would ideally like it to be 79% to 80% which means that we have about 9% utilization lever which gives me a lever to have margins about 4% into the next year if the volumes pick up. I think we have levers on the margins but I would expect margins to move in the narrow band of 100-200 basis points going into the next year. I think Shibu wants to add something to it.

S. D. Shibulal

As Rajiv and I were saying that we have done well this quarter. But the world has not changed. The world is exactly what it was, there is no secular change in the world and I am sure all of you are aware of this. The U.S. uncertainties continue. In Financial Services alone I was reading reports, which said that there is an over employment of 60,000 people and we have seen layoffs in multiple organizations. If you look at Europe, the sovereign debt issues are continuing. So our clients’ confidence has really not changed. Even though they have cash, their confidence has really not changed so much which means that their ability to invest for long-term programs, their ability to take quick decisions and their ability to even ramp-up even in cases where they have taken decisions is still low. We remain quite cautious at this point in time. If I look at next year, we expect the budgets to be flat or marginally down. We expect it to be more than marginally down in certain segments like FSI and we also expect that even after the budget closures, there will be scrutiny of the budget while it is being spent on a quarter-on-quarter basis. We have done well in Q3. We remain quite cautiously optimistic.

Moderator

Thank you. The next question is from Moshe Katri from Cowen & Co.

Moshe Katri

Just a follow-up on the margin question. Should we assume now that the mid 20% level is kind of the new base for EBIT margins for Infosys compared to where we were maybe a couple of years ago versus the 30% range?

Rajiv Bansal

As I said, we have acquired Lodestone. The numbers that you see now include Lodestone also. Lodestone being a European consulting company is going to be at single-digit margin. Once we see the consolidation impact, we do see an impact on margins for the group as a whole. Having said that, margin is a factor of growth because, as any other It company, would hire most of our requirements through campuses which requires us to make demand projection almost about 18 months ahead of time. If we go to the campuses this year, we would typically be taking a call on the demand for 2015 or the revenue growth for 2015. It is a difficult thing to predict about the growth 2 years down the line in this kind of unstable and a very volatile environment. In case we are able to predict well and we hire only to meet our demand, I think the margins will start improving because as the utilization starts going up, you would see that the margins are improving because cost has already built up. The only cost which will come incrementally is the differential between the onsite and offshore costs for the people who have to go onsite for starting projects. So at 71% utilization, I believe that we have enough levers for margins. But having said that, I would like to say that we are in the middle of the execution of our new strategy. As we spoke about Infosys 3.0, it requires us to make a lot of investment in the business, a lot of investment in the Products and Platforms or Services, in the Consulting space, in our front line. I would believe that till we reach a steady state in that journey, maybe the margins at the mid-20 range is what should be good.

Moshe Katri

And then just for clarification purposes, FSI was up 6% sequentially. Is there a way to kind of take out Lodestone from that and see what the number was, assuming that Lodestone did contribute to growth in FSI? Then maybe we could go through the same exercise with Europe?

BG Srinivas

The contribution from Lodestone was marginal for the quarter.

Moshe Katri

How about Europe? If you look at sequential growth out of Europe, maybe we can take Lodestone out and also try to get what was the number actually organically?

Rajiv Bansal

Even if you take out Lodestone, Europe has done well for us during the quarter. Our revenues for Europe had actually gone up by about 2% as a percentage of total revenues. Europe has seen good growth and quite a few deals that we have signed up this quarter have been in Europe. Europe continues to do well. There are a lot of opportunities in the European market. Even without Lodestone we are seeing good traction in Europe and the growth has been quite healthy in Europe this quarter.

Moshe Katri

And then out of 33 new client additions, how many came from Europe?

B. G. Srinivas

13 new clients were added during the quarter in Europe excluding Lodestone

Moshe Katri

And you do not have the organic number for Europe out of Lodestone yet?

B. G. Srinivas

We have. Sequentially we were app 1% up for Europe (as a percentage of revenues) excluding Lodestone.

Moderator

Thank you. The next question is from Anantha Narayan from Credit Suisse. Please go ahead.

Anantha Narayan

Rajiv, my question was that your guidance on margins for next quarter implies a 250 basis point decline in organic margins for the year versus the earlier guidance of 200 basis points, while the INR has actually been a lot weaker than what you had initially assumed for the second half. So, can you just help us understand the change now?

Rajiv Bansal

When we spoke about the margins earlier, we said the margins will decline by 200 basis points. When we gave $2.97 guidance in October, we had assumed certain set of expenses, certain set of revenue growth, the business mix change. Now it has moved from about 200 basis points to 250 basis points. On a quarter-on-quarter basis, we have been able to maintain our margins this quarter. Next quarter is a soft quarter. We are instituting onsite wage increases and also. We have taken about $13 mn impact because of Lodestone. As I explained, because of amortization of intangibles and for deferred compensation, there is an impact of roughly about $8 mn a quarter and that is a charge that we have to take for Lodestone. Also, Lodestone is coming at a much lower margin and once you consolidate, it will have an impact on the overall margins for the company.

Anantha Narayan

This 250 basis points is the organic number that I was mentioning. Lodestone should not impact that number, right?

Rajiv Bansal

Yes, Lodestone charge will come on the IL books. When Infosys bought Lodestone, a part of the purchase price is towards the deferred compensation which is being amortized over the next 36 months, so that is a charge which comes in IL books and also the amortization of intangibles impacts the IL books.

Moderator

Thank you. The next question is from David Grossman from Stifel Nicolaus. Please go ahead.

David Grossman

I am wondering if I could just go back to the flow of revenue over the course of the quarter. It sounds like the big change vis-à-vis some of your messaging intra-quarter was an unanticipated realization benefit from a mix shift to CSI given that your unit growth kind of penciled out organically at about 1.5% sequential growth and some benefit from Finacle and BPO as well. But when you look back at that CSI activity, how much of that was tied to the contract activity signed in the fiscal second quarter and just maybe you could help us understand the types of contracts that we are talking about that drove that unexpected increase and what the follow-through could look like in quarter?

S. D. Shibulal

There are two factors to that commentary. One was unexpected negativity we saw because of the furloughs and the Superstorm Sandy. We were able to mitigate most of it by working with our clients even in situations where clients announce unanticipated furloughs since most of them got classified as critical programs. We could make out only as time went by because we were discussing in the beginning of December and it was still in progress. The second part is the portfolio shift we are talking about. If you remember last quarter when we discussed, we had discussed about transformational wins. Transformational wins generally show up within a quarter. Within a quarter it will start showing up at least definitely in the second quarter. What happened was that we realized as the quarter went by and especially after the middle of the quarter, we ramped up some of the transformational wins which we had in the previous quarter. That portfolio shift happened during the quarter, but it will show up towards the end of the quarter. The ramp-up which happened in Consulting and Systems Integration is predominantly due to the wins which we actually announced in the previous quarter.

David Grossman

The question was really how this flows out over the next couple of quarters? It sounds like you got some transformational business booked last quarter. You saw some of that revenue ramp this quarter. Should we expect that to continue to ramp over the next couple of quarters or is this something that was more front-end related to some large business size?

S. D. Shibulal

The interesting thing is there is always a lag in the revenue profile change versus the win profile change. Last quarter we had transformational wins. If you look at this quarter, we are talking about large deal wins. We said that we won about $730 mn of TCV, most of it in Business and IT operations space. Those will flow through in the next 2 quarters. We expect it to flow through in next 2 quarters unless something unforeseen happens. So, when that happens, you will see a different portfolio shift. Business Transformation programs which we talked about have ramped up and will probably continue to be on that run rate or maybe marginally higher. The large deals which we have won will also start showing up. That is why the portfolio will shift quarter-on-quarter reflecting the wins from the past. For example if the $730 mn opportunity starts ramping up, that will definitely show up in the BITS space.

David Grossman

So would you expect the mix shift back a little bit in the fourth quarter?

S. D. Shibulal

In fourth quarter, based on the wins, it could shift back marginally. These will operate in a narrow range. We are running 10,000 programs at any point in time. Some of them would suddenly ramp-up and some of them may not ramp-up as we think in the current quarter, especially in a volatile environment. When the volatility is not there, we know exactly how many people will get added in this quarter but because of client uncertainties and various other things, today there is volatility in that. I would tend to believe that it will operate in a narrow band but the Q3 wins which we talked about are predominantly in the BITS space.

David Grossman

Then let me just go back to the margin equation, Shibu. My calculation is margins based on your guidance and tax rate guidance is about down 280 basis points versus your previous guidance which was down 200 basis points and I think one of the previous questions mentioned that currency runs probably about 50-60 basis points incremental tailwind versus your previous guidance. So clearly the margin guidance has come down and I understand the impact from Lodestone and the impact from utilization on your margins. So you put a wage increase in last quarter or you are putting one in this quarter. Help us understand how we should think about both the impact of wages in utilizations going forward because utilization at some point becomes somewhat of a discretionary item, right when you can increase or decrease it based on how much of a bench you want to keep in place. Can you maybe just quickly walk us through your thoughts going into next year in terms of how we should think about the wage increases given what you have done this year and the utilization rate?

S. D. Shibulal

Let me address the wage increase first. We gave a wage increase of 6% offshore. We had delayed it for the year and we did it in October. We also are planning to do an onsite wage increase in US 2%-3% in Q4. We did 12,000 promotions about 2 quarters back. We are also going ahead with 6,000 to 9,000 promotions in Q4. Each one has an impact. 6% increase in offshore compensation is approximately about 1.2% impact on the margin and US compensation would be about another 1% impact on our margins. Our operating margin has remained in a very narrow band. It has come down by 0.2% without the impact of Lodestone and that 0.2% is because of the currency appreciation of 0.5%.

If you look at the utilization, I would not call it discretionary. It is very important for us to keep utilization at 78%-80%. It is even more important to our people that they have work to do. Yes, when the prediction does not happen as we think, we will end up with excess bench. The impact of the utilization is the following: The additional 8% bench which we are carrying actually has a direct margin impact of 1.5% (8% of 20% which is our offshore compensation). The indirect impact is about 2.5% because of the revenue loss. If we have revenues, it will give us better margins. The impact of that 8% is approximately direct 1.5% and indirect of about 2.5%, overall 4% on our margins. The solution to all this is growth. If growth happens, the utilization will pick up. If the utilization picks up, the direct impact will definitely come down. And the indirect impact which I talked about will accrue to the positive side. If the utilization goes up to about 78% to 79%, we expect to gain benefit of that in the margin. There are many other levers, that is why I am not giving a number.

Rajiv Bansal

Just to add to that on the margin front. When we said from 200 basis points to 250 basis points, to be more clear, there is a 0.2% impact because of Lodestone charge which comes into the IL books. When we acquired Lodestone, a part of the total purchase price is tied to the deferred compensation which is paid only if the management stays with us till the end of third year. That under IFRS is a charge on the P&L of IL on a monthly basis. This will roughly work to be about $8 mn a quarter. For the half year, the charge is about $13 mn because this is effective November. A charge is $13 mn on half year revenue is roughly about 0.4% impact on the margin. That would explain the reason why the margins would move between 200 basis points to 250 basis points.

Moderator

Thank you. The next question is from Jesse Hulsing from Pacific Crest. Please go ahead.

Jesse Hulsing

I wanted to follow-up on dynamics related to mix shift versus rate. From a broader perspective in these larger deals that you are pursuing, what is the broader industry trend in your view of where rates are going in the ADM side of your business? Are they pretty stable? Are you seeing them trend down or trend up? As a follow-up to that, do you think that the mix will shift significantly to ADM because of consulting-leading work that you saw in Q4?

S. D. Shibulal

We have assumed pricing as stable for the rest of the year. There are pockets of our business which are definitely price-sensitive. I would think that the application maintenance space is price sensitive. I would think that there are certain other areas which are price sensitive. In those areas we are doing things like managed service, we are doing ticket-based pricing and various other models to address those challenges but there are areas which are price-sensitive. That is why it is even more important for us to manage the portfolio and have growth in areas where the price sensitivity is lower. If you look at the Consulting and Systems Integration space, we operate under the pricing umbrella of the Global SIs and that allows us to actually maintain pricing premium (vs. offshore vendors). If you look at the Infosys 3.0 strategy, the whole approach is to address this problem in the long-term. That means it is about creating a balanced portfolio - which has Consulting and Systems Integration which has high revenue productivity; Products and Platform which is non-linear in nature to effort and grow BITS where some part of the business is price-sensitive. That is the whole approach and that is how we are trying to manage the portfolio. For the most part, ADM work will not flow from consulting. What we call Consulting is quite comparable to what Global SIs call Consulting work. It includes Consulting & Systems Integration and the packages like SAP, Oracle led transformational work and some of the follow-up work which we do. What we call ADM work is pure application development and maintenance which will be greenfield development of an application within Java or.NET or any one of those. The chance of that coming out of the consulting which we do is there, but it is very minimal.

Jesse Hulsing

And the large deals which you closed…

S. D. Shibulal

Most of them this quarter are in Business and IT operation space and many of them are multi-tower, some of them are infra-led deals.

Jesse Hulsing

For those deals, were the wins primarily self-sourced or did you win those in a bake-off RFP type process?

S. D. Shibulal

Many of them are in RFP like process. Some of them are vendor consolidation where we have retained our portion and additional work from the client. I would say maybe 1 of them is soul sourced but many of them are RFP-led and some of them are vendor consolidation.

Jesse Hulsing

And to follow-up on previous question about Sandy, were you able to quantify Sandy’s impact on the quarter? You mentioned that it was difficult intra-quarter. Looking back have you been able to put a number on how many hours slipped out due to Sandy?

Rajiv Bansal

As Shibu was referring earlier, we were able to mitigate most of it and the impact of Sandy has been very negligible on us.

Moderator

Thank you. The next question is from David Koning from Baird. Please go ahead.

David Koning

Just following up I guess on the last question on the core ADM work. I know that is kind of your most stable and recurring business and I think your biggest offering too. That did go into negative mode this quarter. I think it declined 3% year-over-year, first decline in about 4-5 years. What is the confidence that that picks up again maybe you can just go through why it did decline this quarter?

S. D. Shibulal

I would not read it as a secular trend. First of all many of the deal wins which we had this quarter are in the BITS space. Now this whole thing about focusing on ADM going forward may not be the right approach because we will look at BITS as a portfolio and the boundaries are soft. That is the whole purpose of looking at it as portfolio. If you keep such hard boundaries for people or for revenue, the benefit of that service line or the offering does not reach the clients. It is a slightly porous boundary line. From a BITS perspective which is actually a combination of Application Development and Maintenance, Infrastructure, Independent Validation, BPO, I think that will be a core offering from our side and it will continue to grow. It is a must for us to grow because that is our largest offering; over 60% of our business comes from there, so it has to grow.

David Koning

And then I guess one other thing, just the other income line that was $92 mn this quarter. How much of that is core interest income just so we kind of know how to model that going forward because I know there is a lot of moving parts in that line, just wanted to know what the core part of that $92 mn is?

Rajiv Bansal

Almost all of it is interest income. We did not have much impact of forex into this quarter’s non-operating income.

Moderator

Thank you. The next question is from Rod Bourgeois from Bernstein. Please go ahead.

Rod Bourgeois

You received a major boost from the rupee in mid-2011 when the rupee really began to depreciate. Yet margins have dropped and they still seem to be dropping heading into the March quarter. So I guess the question is where has your expense structure changed since mid-2011 or if the expense structure has not materially changed, then is there something that has happened on pricing on like-for-like deals even though your overall reported pricing has held up?

Rajiv Bansal

There are two factors which have contributed to the drop in margins if you normalize for the rupee depreciation which has taken place. One is definitely the pricing. Our year-on-year pricing has actually dropped by about 3.5% which is quite significant and which flows into the bottom-line and second is also with respect to utilization. If you are comparing with 2011-2012, our utilization used to be in high 70s if I remember right and today we are operating at about 71% utilization. These two are pre-dominantly flowing to the operating margin. If you look at it, we have been able to mitigate some impact of it because the drop in operating margin is roughly about 2.5% though if you look at the pricing of about 3.5%, utilization dropped by 8%, it would have been much more. We have actually been running it very efficiently during the year. As Shibu said, we had delayed compensation increases because we saw the utilizations are very low and the pricing drops are happening. We have done a lot in terms of trying to keep our margins good and we expect that as the growth starts picking up, we would see the utilization start going up to 80% which is where we would like it to be. I believe pricing would remain stable. We have lost about 3.5% on pricing during the year but going forward, I expect pricing to be stable. There could be quarterly movements depending on the business mix change, but I do not really see a secular trend in the pricing drops anymore.

Rod Bourgeois

So, on the pricing question, that is very helpful to know that pricing on a like-for-like basis has dropped in such a way that it has contributed to the underlying margin degradation. But I guess the question that raises is what is changing in the market or in your strategy that would cause pricing to go stable after the decline that it has experienced in a pretty meaningful way over the last year?

S. D. Shibulal

Actually more importantly, the question is what is changing in our strategy to keep our revenue realization stable. The pricing is definitely dependent on the market at least for certain set of services which we offer. The important issue is to make sure that the revenue realization is stable or hopefully, going up over a period of time. For that the important issues are the following. Number one, to have revenue growth in high revenue productivity areas like Consulting and Systems Integration; number two, have revenue growth in Products and Platforms space, where I expect that in the medium-term, the effort dependency is 50% of what the other areas are. In the areas where it is price sensitive, we move to more of a managed services model. If you look at my wins in this quarter, many of them are managed services wins where the client is looking at the outcomes rather than input the effort. By doing that, if we can increase productivity, if we can drive efficiency, if we can do it better than what we have promised the clients, some of it will accrue to us. So the strategy is about making sure that the revenue realization is stable or we can improve on it over a period of time.

Rod Bourgeois

It appears that the plan to stabilize pricing is to shift your mix towards higher-end segments and then also on the unit services in the commodity segment. But barring a mix shift which generally requires pretty strong revenue growth to make a meaningful mix shift, what do you think happens to the pricing on like-for-like deals. Are we still in a position where like-for-like pricing is in decline?

Rajiv Bansal

We run pricing in a portfolio. It also depends on the opportunities that we see whether we are incumbent, whether we have an opportunity to get into a client where the competition is very strong or we want to make a strategic entry. It is a client that we have been trying to pursue for the last couple of years, it is a different geography. Pricing strategy has a mix of lot of factors and no 2 deals are alike. Pricing strategy also depends on what the competition is and what are the kinds of opportunities for you to improve your margins as you go along. This is not a very simple thing to say about that on a like-to-like basis how the margins are changing in deal-to-deal, but as we said that with our pricing strategy and portfolio mix, we would expect the pricing to be stable as we go into the next year.

Moderator

Thank you. The next question is from Mayank Tandon from Needham. Please go ahead.

Mayank Tandon

I just had a question on some of the key trends looking into 2013. Could you provide some perspective on the resiliency of the European growth? Do you think we can see the trends continue over the course of 2013 based on client activity? In terms of the regulatory side, do you think that both Healthcare and Financial Services could be important catalysts over the course of the year? Last but not least, would you consider maybe buying come captives to scale up your operations, particularly on the BPO side?

B. G. Srinivas

With respect to Europe, while the macro overhang, the challenges and the uncertainties will continue into this calendar year, it is very difficult to predict on a medium-term to long-term basis how the scenario will pan out. However, currently what we are seeing is there is less of panic, there is relatively stable environment within our clients. The clients are in the process of finalizing their budgets. Though the budgeting process is not complete, the early indicators are flat to negative and that is the data point we have today. We presume that if the environment continues to be stable and the decision-making cycles continue as business as usual, then there is possibility of an upswing in the revenues for the year. But this is something we need to watch on a quarterly basis. It is difficult to predict in the medium-term and this is something we are watching closely. We continue to make investments into Europe in terms of accessing markets, both in Continent and in UK. In terms of other markets, we are seeing new initiatives in client activity both in Financial Services and Manufacturing in the Nordics. That is an area which we will look into as we go into our fiscal year starting April.

Mayank Tandon

Any comments on the regulatory side and also in terms of captive strategy?

B. G. Srinivas

On the regulatory side, Financial Services and telecom are the industries which will continue to invest into introducing new controls and the back systems which it supports. This is an area where we are also focusing on. However it is again difficult to predict the discretionary spend which will go into this but we are already working with our clients in some of these initiatives. We are also bringing in expertise to help clients actually deploy these new control measures with less overall cost of implementation leveraging technology. We will definitely see a revenue stream occurring because of investments in these areas. We are also looking at some of the initiatives within our clients on risk management and that is an area of focus as well. Even when overall environment in Financial Services and telecom is under significant cost pressures, the initiatives are also on cost takeout measures. That is something an area where we are looking into.

Mayank Tandon

Finally, just wanted to get a sense of the strategy around captives. It seems like there are some opportunities to buy captives to scale up the BPO side. I wanted to see if that would be one of the priorities looking into 2013 for Infosys?

Swami Swaminathan

Yes, from a BPO growth standpoint, the growth engines are all three lines - organic, inorganic and as well as captives. If you recall, in 2007 we had picked up the Philips captives and that journey is pretty much on. The growth that we are seeing is obviously coming across on all 3 streams of activity and initiative that we regularly launch. Very clearly, in this year we have also started to look at emerging economies pretty closely. We have launched 4 geo business units - an India business unit, Latam business unit, Eastern Europe business unit and an Asia Pacific business unit which really focus on selling solutions and propositions to corporations and to governments in these emerging economies. As a part of that obviously we continue to scan the environment on captive opportunities which we believe is a value that we can pretty much add and leverage.

Moderator

Thank you. Ladies and gentlemen, due to time constraints, that was the last question. I now hand the conference back to Sandeep Mahindroo for closing comments.

Sandeep Mahindroo

Thanks everyone for spending time with us. We look forward to talking to you again over the next few weeks. Thanks and have a good day. Bye.

Moderator

Thank you members of the management team. Ladies and gentlemen that concludes this conference call. Thank you for joining us and you may now disconnect your lines.